Eiger Successfully Completes 416 Upgrade

Toronto, April 24th /CNW/ - Eiger Technology, Inc. (TSE:AXA, NASDAQ OTC:ETIFF) (Eiger) is pleased to announce that it has successfully completed a hardware and software upgrade to facilitate its coast-to-coast VoIP telephone network. This upgrade expands our 416 area code capacity and capability by 100% and, at the same time, increases customer voice clarity and satisfaction. The coast-to-coast rollout is on track for completion by May 1st, 2002, as previously announced.

At the same time, pilot projects for termination contracts of U.S. carriers are receiving positive results with long term contracts expected during the current fiscal quarter.

Gerry Racicot, President of Eiger says "We are extremely pleased with the technical superiority being maintained by the Onlinetel team and the marketing and sales initiatives being pursued aggressively by its senior management. Our Corporate strategy is being implemented on a fast track basis resulting in a corporate future that has never been brighter."

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.

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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.